EQT Corporation Announces Acquisition of Rice Energy Investor Presentation June 19, 2017 Filed by Rice Energy Inc. Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Rice Energy Inc. Commission File No.: 001-36273 Date: June 19, 2017

Cautionary Statement Regarding Forward-Looking Information This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to our strategy to develop our Marcellus, Utica, Upper Devonian and other reserves; changes in our drilling plans and programs and the availability of capital to complete these plans and programs (including the number, type, and average length-of-pay of wells to be drilled); changes in production sales volumes and growth rates; projected natural gas prices and basis; estimated ultimate recovery (EUR); projected well costs; risks related to our acquisition and integration of acquired businesses and assets; the cost of defending our intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice Energy Inc. (Rice) successfully; litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the Securities and Exchange Commission (SEC) and available in the “Investors” section of EQT’s website, www.eqt.com, under the heading SEC Filings and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, www.riceenergy.com, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that a company anticipates as of a given date to be economically and legally producible and deliverable by application of development projects to known accumulations. We use certain terms in this presentation, such as “EUR” (estimated ultimate recovery), that the SEC’s guidelines prohibit us from including in filings with the SEC. These measures are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are less certain.

Important Information for Investors Important Additional Information In connection with the proposed transaction, EQT will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of EQT and Rice and a Prospectus of EQT, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving EQT and Rice will be submitted to EQT’s shareholders and Rice’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222, Tel. No. (412) 553-5700, or to Investor Relations, Rice Energy, 2200 Rice Drive, Canonsburg, PA 15317, Tel. No. (724) 271-7200. Participants in the Solicitation EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Transaction Details The combination creates the largest natural gas producer in the U.S. Based on closing prices as of 06/16/2017 * See slide 19 for important disclosures regarding Rice owned midstream EBITDA, a non-GAAP financial measure Key Conditions and Timing Pro Forma Ownership and Corporate Governance Consideration EQT acquiring Rice Energy for $6.7 B 0.37x shares of EQT stock per Rice share $5.30 in cash per Rice share Reflects an implied value of $27.04 per share of Rice Energy as of June 16, 2017 Approval by both EQT and Rice Energy shareholders Customary regulatory approvals Closing expected in the fourth quarter of 2017 EQT shareholders will own 65% of the combined company Rice will nominate two directors to the EQT board Financing Considerations EQT will issue $5.4 B equity, pay $1.3 B in cash EQT will assume or refinance $1.5 B of net debt and preferred equity EQT expected to maintain investment grade ratings Acquisition Assets Rice PA and OH acreage and production 187,000 PA net Marcellus acres 65,000 OH net Utica acres 1.3 Bcfe per day current production 92% of Rice GP, including incentive distribution rights and 28% of Rice Midstream Partners (RMP) units Rice owned midstream assets droppable into EQM – 2018E EBITDA $130 MM*

Transaction Details Rice Energy Overview 187,000 core PA Marcellus net acres 64,000 PA Upper Devonian net acres 105,000 PA Utica net acres 65,000 core Ohio Utica net acres 2017E Production: 1.3 Bcfe/d Upstream Assets Attractive assets for future dropdowns to EQM 2018E EBITDA: ~$130 MM One of the largest gathering footprints in Ohio’s dry gas Utica core 166,000 core dedicated acres ~70% third-party 2017E gathering throughput of ~1,155 MDth/d EQT is acquiring Rice's 92% interest in Rice GP holdings 100% IDRs 28% ownership in LP units Retained Midstream Assets General Partner EIG Managed Funds GP Holdings 91.75% 8.25% 28% LP Units 100% IDRs

Transaction Rationale Sizable Transaction of High-Quality Core Acreage EQT becomes the largest U.S. Natural Gas producer Pro forma combined full-year 2017E production of 1.3 Tcfe Overall PV synergies $2.5 B Immediately accretive to cash flow per share in excess of 20% in 2018 and 30% in 2019 2018 expense synergies at least $100 MM EQT’s consolidation goals are largely met Focus moves to integration and realizing higher returns through longer laterals and lower operating cost structure Continue tactical acquisitions of fill-in acreage to extend laterals Significant contiguous acreage and resulting synergies

Consolidation Benefits Upstream Benefits Significantly improved well returns in Greene & Washington Counties Before transaction: 775 undeveloped locations with an average of 8,000’ lateral After transaction: 1,200 undeveloped locations with an average of 12,000’ lateral Returns per well increase from 52% to 70% at $3.00 NYMEX Sharing of technical data and best practices Additional infrastructure and optimization benefits – rig allocation, pad sites, water, access roads, etc. Increased access to premium Gulf and Midwest markets through combined firm transportation portfolio Midstream Benefits EQT controlled natural gas gathering systems will be the 4th largest in U.S. Gathering system connectivity enhances supply aggregation to Equitrans, OVC and MVP EQM and EQGP growth profiles enhanced Adds significant EQM drop-down inventory - $130 MM 2018E EBITDA Increased EQM organic growth opportunities Expands EQM third-party opportunity set More efficient development of gathering systems Higher returns to EQM & lower cost to EQT Rice’s PA Marcellus position is contiguous with EQT’s SW PA acreage

Synergy Potential Present value of economic savings pro forma for Rice acquisition Expected Synergies $2.5

Improving Economics - Marcellus SW PA laterals extend from 8,000’ to 12,000’ – dramatically increasing returns IRR returns – wellhead price (NYMEX minus $0.50 basis)

Source: FactSet and Natural Gas Supply Association. Company data as of 5/9/2017. Based on 4Q16 production. Leading U.S. and Appalachian Natural Gas Producer U.S. Top Natural Gas Production(1) Gas Volume (MMcf / d)

Creation of a New Large Cap Independent Unmatched combination of scale, growth and financial quality Note: Bubbles sized with firm value. Includes top 15 U.S. Natural Gas producers excluding integrated majors (XOM, BP, CVX). Source: FactSet. Market data as of 5/26/2017. (1) Includes unrated peers and peers with one investment grade and one non-investment grade rating from Moody’s and S&P. Investment Grade Non-Investment Grade(1)

Inventory (Pro Forma for Rice Acquisition) 1,000,000 total net Marcellus acres 670,000 core net Marcellus acres 81% of core net Marcellus acres are undeveloped 3,700 undeveloped locations* 70% dry; 30% wet 2.4 Bcfe / 1,000’ EUR 149,000 core net Upper Devonian acres 955 undeveloped locations* 65,000 core net OH Utica acres 280 undeveloped locations* 616,000 core net PA & WV Utica acres 3,680 undeveloped locations* Extensive undeveloped inventory *Assumes 8,000’ laterals in all core areas; Assuming 12,000’ Marcellus laterals in Greene & Washington Counties allows for the development of the same Feet-of-Pay with 580 fewer Marcellus locations than those listed above. As of 06/16/2017

EQT Implementation Strategy 2017 Expected activity levels and production guidance unchanged Pro forma sales volume guidance unchanged – estimated at 1.3 Tcfe Optimize long-term development plans focused on realizing higher returns by integrating acquired acreage 2018 Begin to realize capital, operational and administrative efficiencies Same pro forma feet-of-pay, developed with 20% fewer wells in PA Pro forma production sales volume guidance unchanged – estimated at 1.6 Tcfe Drop-down retained midstream assets to EQM Gathering system synergies will begin as midstream is integrated Develop a path toward addressing the persistent sum-of-the-parts discount at EQT 2019 Fully realize synergies Same pro forma feet-of-pay, developed with 35% fewer wells in PA Targeting cash-flow breakeven

Increased exposure to growing Gulf markets Multiple legs of transport provides flexibility to capture highest netback *Assumed NYMEX and realized price Marcellus Capacity Rice acquisition triples capacity to Gulf 485,000 1,290,000 450,000 697,000 878,500 495,000 1,360,000 Pro Forma EQT Market Mix 2017E 2018E 2019E TETCO M2 19% 34% 28% TETCO M3 14% 11% 8% TCO 5% 4% 3% Midwest 24% 20% 15% Gulf 38% 31% 24% Southeast 0% 0% 22% NYMEX* $3.15 $3.00 $2.85 Basis $(0.26) $(0.23) ($0.17) Realized price* $2.89 $2.77 $2.68

Why EQT? Largest natural gas producer in the U.S. – focused in Marcellus / Utica Basin consolidation drives best-in-class economics World-class inventory at bottom of the cost curve Synergy realization from recent acquisitions to create significant value EQGP and EQM growth opportunity resulting from recent acquisitions Regional pipeline hub with access to premium markets Unmatched combination of scale, growth, inventory, financial quality and cost structure

Appendix

Pro Forma Risk Management Hedge Position – May 31, 2017 2017 is June through December 31 EQT sold calendar 2017, 2018, and 2019 calls/swaptions for approximately 36, 82, and 38 Bcf, respectively at strike prices of $3.62, $3.47, and $3.73 per Mcf, respectively For 2017 and 2018 the Company also sold puts for approximately 2 and 3 Bcf at a strike price of $2.63 per Mcf The average price is based on a conversion rate of 1.05 MMBtu/Mcf

Corporate Structure Following Merger Legacy Rice Shareholders Public Unitholders EQM EQGP 2% GP Interest 100% IDRs 26% LP Interest Legacy EQT Shareholders Non-economic GP 90% LP Interest Public Unitholders 10% LP interest 65% 35% EQT Rice Retained Midstream RMP 72% LP Interest EIG Public Unitholders 72% LP Interest Rice GP 91.75% Interest 8.25% Interest Non-Economic GP 100% IDRs 28% LP Interest (28.8mm units)

Non-GAAP Financial Measures As used in this presentation, earnings before interest, taxes, depreciation and amortization (EBITDA) means the earnings before interest, taxes and depreciation of Rice’s retained midstream assets (in the case of references to estimated 2018 EBITDA of $130 million) and of EQT on a consolidated basis pro forma for the transaction (in the case of the reference to leverage ratios). EBITDA is a non-GAAP supplemental financial measure that management and external users of EQT’s consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, use to assess the potential contribution of Rice’s retained midstream assets to EQT’s future operating performance and cash flows and EQT’s leverage on a consolidated basis pro forma for the transaction. EQT believes that the projected EBITDA of Rice’s retained midstream assets and EQT’s pro forma debt to EBITDA ratio provide useful information to investors in assessing the viability of the proposed transaction and the related return on investment as well as the future impact of the assets on EQT's financial condition and results of operations. EBITDA should not be considered as an alternative to net income, operating income or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income. Additionally, because EBITDA may be defined differently by other companies in EQT's industry, the definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measure. Earnings Before Interest, Taxes, Depreciation and Amortization